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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

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The following is the text of prepared remarks given by the Chairman of the Board of the CBOT at a meeting of CBOT members on April 18, 2001. The text of these remarks is currently available on the CBOT's intranet site, MemberNet.


                   Remarks by Chairman Nickolas J. Neubauer
                           Member Information Meeting
                                 April 18, 2001

     Thank you for taking the time to attend today's information meeting, either in person or via Membernet. I am going to make some brief remarks and then our CEO David Vitale will also address you.

I.   Progress During the Last Month

     Let me touch on some of the events of the last month.

       I believe that we have made substantial progress in our talks with the CBOE. In fact, if it were not for the travel schedules of the different participants, I believe we would be even further along.

     I won't go into detail here but you can rest assured that we are presenting a sensible, reasonable position that both sides can agree on. We believe that our restructuring can go forward while respecting the concerns of the CBOE.

     Speaking of that travel schedule, next week David Vitale and I will be going to Frankfurt for our first substantive meeting with the people from Eurex.

     These talks will focus on the nature of our alliance and how we will work together in the future. As you may have seen from press reports, our alliance partners feel that some of their expectations have not been met and we also have some concerns as to how the alliance is working.

     Overall, the a/c/e platform has had good volume and lately it has been averaging over 150,000 contracts per day. That means we are covering our monthly out-of-pocket costs, but not yet earning a return on overall investment.

     Our electronic platform is an important part of our business strategy and we look forward to our Eurex talks next week.

       We launched our new Mortgage contract last month and traders tell me that major market participants are showing solid interest and making size markets. Our Dow contract has been doing excellent volume over the last month.

        Our new CEO David Vitale has been here about six weeks. There is a lot to do and, of course, there are some things, like low volatility in our grain markets, that we can't do much about. But the CBOT is off to a great start and with David's leadership we will be able to handle any managerial challenge.
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II.  Year 2000 Financial Results

     Glen Johnson mailed out Year 2000 financial results Monday and I will highlight a few details today.

     We had a net loss in 2000 of about $10 million but remember that this includes non-cash expenses (depreciation and amortization) of $40 million. That means we generated cash flow of $30 million which was invested mainly in the a/c/e platform and some debt retirement.

     Our 2001 budget only requires us to do 800,000 contracts per day to have a year end cash balance of $20 million. So far we are doing close to one million per day -- last year we averaged 920,000 per day, so we are doing better than last year's average.

     We do not know what our future daily volumes will be but so far we are doing fine.

     As for expenses, we are spending your money carefully and we are staying within budget. Last year our expenses for salaries and benefits, general and administrative, building operating costs, and programs were all lower than such expenses in 1999 and in total lower than in 1998. The professional services category-which was high in 1999 and 2000 because of restructuring- is much lower in our year 2001 budget.

     Finally, let me repeat a few things I discussed at our last meeting. We should look at our results and compare them with some other exchanges. In 2000 the CME had contact volume of 231 million, about the same as the CBOT. They had a net loss of $5.9 million as they also had high one-time expenses in 2000 for restructuring and technology. Like us, they are gearing for a great future and their first financial results as a restructured for profit exchange are outstanding.

     Deutsche Bourse, the parent of Eurex, recently had an IPO and reported the results for its Derivatives Market Division which operates Eurex. During the first nine months of 2000, this division had earnings before interest and taxes
(EBIT) of about 11 million euros, down from 33 million euros for the comparable period in 1999 (p. 66-67 Deutsche Bourse Offering Circular). Maybe the lack of international accounting standards makes comparisons inexact but it looks like this division had after tax earnings of less than $8 million for the first nine
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months of 2000.

     One very important point that deserves emphasis here: We own real estate and that means we have an expense for depreciation. This is a "non-cash" expense which is added back to get to the actual cash flow provided by our CBOT enterprise.

     The other exchanges do not own real estate. If we compare apples to apples, that is, adding back depreciation and amortization to net income, you will see that the CBOT's $30 million in cash flow was higher than the reported cash flow for the CME or the Derivatives Market Division that operates Eurex.

     Of course, comparisons with other exchanges are always inexact and I
mention these other enterprises only to put our finances in perspective.    Last
year's results, even with substantial restructuring and other one-time expenses; were in line with the numbers at other exchanges. Our finances are in good shape, we are doing better than budget so far in 2001, and I believe that as a for profit restructured exchange we will be highly successful.

III. Communication

     I think our communication so far this year has been greatly improved and this is especially true of our press relations.

     David Vitale and I met with the Chicago Sun-Times editorial board and we were very happy to see that they devoted a lead editorial to us.

     You probably saw it: "Resurgent CBOT is Welcome News". We try to respond to all press requests for information about the CBOT and this week we will also be meeting with the editorial boards at the Chicago Tribune and Crain's Chicago Business.

     It is vitally important that we talk to our customers, the public at large and our members. Let's talk about AMPAC-this is our political action committee that supports our Washington educational activities. These funds have to come from voluntary individual contributions; the CBOT cannot do it with corporate funds.

    We have an excellent Washington office, headed by Celesta Jurkovich, and one of the best Washington representatives in Tad Davis. I plan to bring them to a future meeting because you should have the opportunity to meet them. One hundred percent of our AMPAC funds are spent carefully on a top-notch communication and education program with members of Congress and the CFTC.
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        We need your voluntary contributions to inform these critical decision-
makers about our important issues. You may refuse to contribute without reprisal. If you have any questions or wish to make a contribution to AMPAC, you should contact David Prosperi in the President's Office.

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         These are my conclusions:

1.  We are making good progress on the important issues before us.

2.  Our finances are good and we are meeting our 2001 budget.

3. We are effectively communicating and our message of a resurgent CBOT is getting through.

     Now let me turn this over to David Vitale and then Glen Johnson. After their remarks we will answer your questions.


While the Board of Trade of the City of Chicago, Inc. (CBOT/R/) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT/R/ members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT/R/ has filed or will file with the SEC, because the contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT/R/ at the SEC's web site at 222.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.